UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-34661

Newegg Commerce, Inc.

(Translation of registrant’s name in English)

17560 Rowland Street, City of Industry, CA 91748

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Appointment of Richard Weil to the Board of Directors

On March 29, 2024, Newegg Commerce, Inc. (the “Company” or “Newegg”) announced that, pursuant to Article 8.1 of the Company’s Amended and Restated Memorandum and Articles of Association, Fred Chang, who serves as the Minority Representative for Newegg, has appointed Richard Weil to the Company’s Board of Directors (the “Board”) as one of three Board appointees that the Minority Representative is entitled to make to the Board. This appointment is effective April 1, 2024. Mr. Weil has served as VP of Finance at CarbonCapture, Inc., a climate technology company, since 2022, and co-founded Mount Wilson Ventures, an investment fund, in 2014. Mr. Weil received his Bachelor of Arts degree in Political Science from Columbia University. Mr. Weil will receive standard compensation available to non-employee directors of the Company.

Mr. Weil will assume the board seat previously occupied by Anthony Chow, Chief Executive Officer (“CEO”) of Newegg. Mr. Chow will continue to serve the Board in an advisory capacity as CEO of the Company. Newegg believes that the appointment of an independent outside director such as Mr. Weil, combined with Mr. Chow’s continued advisory role to the Board, enhances the Company’s corporate governance structure and provides value to the Company’s shareholders. Mr. Chow is uniquely qualified to assist the Board given his position as CEO and deep knowledge of Newegg’s business. With Mr. Chow serving the Board in an advisory capacity, the Board can leverage his business acumen to provide a unique perspective, foster an important unity of leadership between the Board and management, and promote alignment of the Company’s strategy with its operational execution.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Newegg Commerce, Inc.

March 29, 2024	By:	/s/ Anthony Chow
Anthony Chow
Chief Executive Officer